Exhibit 99.2
BAYTEX ENERGY CORP.
Annual Meeting of Shareholders
held on May 7, 2026
Report of Voting Results pursuant to Section 11.3 of
National Instrument 51-102 – Continuous Disclosure Obligations
This report sets forth a brief description of each matter which was voted upon at the Annual of holders of common shares of Baytex Energy Corp. ("Baytex") held on May 7, 2026 (the "Meeting") and the outcome of the vote. A detailed description of the business of the Meeting is contained in the Information Circular – Proxy Statement of Baytex dated March 20, 2026 (the "Information Circular").
An aggregate of 366,618,328 common shares of Baytex (being 50.00% of the common shares eligible to be voted at the Meeting) were represented at the Meeting.
The vote on each matter was conducted by ballot. The manner in which the ballots were cast in respect of each matter is set out below.
1.Ordinary resolution to approve the selection of the following eight nominees to serve as directors of Baytex for the ensuing year, or until their successors are duly elected or appointed, as described in the Information Circular.

Name of Nominee	Votes For		Votes Withheld
	#	%	#	%
Mark R. Bly	330,064,127	97.13	9,737,526	2.87
Trudy M. Curran	327,288,188	96.32	12,513,465	3.68
Don G. Hrap	298,160,823	87.75	41,640,830	12.25
Chad E. Lundberg	336,811,242	99.12	2,990,411	0.88
Jennifer A. Maki	336,277,254	98.96	3,524,399	1.04
David L. Pearce	336,606,390	99.06	3,195,263	0.94
Steve D.L. Reynish	225,412,755	66.34	114,388,898	33.66
Jeffrey E. Wojahn	324,870,062	95.61	14,931,591	4.39

2.Ordinary resolution to approve the appointment of KPMG LLP, Chartered Professional Accountants, as auditors of Baytex for the ensuing year and to authorize the directors of Baytex to fix their remuneration.

Votes For		Votes Withheld
#	%	#	%
365,593,335	99.72	1,024,993	0.28

3.Advisory resolution to accept the approach to executive compensation as disclosed in the Information Circular.

Votes For		Votes Against
#	%	#	%
327,816,554	96.47	11,985,099	3.53